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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                  SCHEDULE 13G

                       Information Statement pursuant to
                              Rule 13d-1 and 13d-2

                       ----------------------------------




                                  DISCAS, INC.
                                (Name of Issuer)


                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)


                                   254607104
                                 (CUSIP Number)



                       ----------------------------------



















                         (Continued on following pages)

                              (Page 1 of 6 Pages)


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                                                              Page 2 of 6 Pages



				SCHEDULE 13G

CUSIP NO. 254607104

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
       PATRICK A. DEPAOLO, SR.
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [X]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------------------------------------------------------------
                         5. SOLE VOTING POWER
                            1,546,392 shares; on 50,000 shares of common stock,
                            par value $.0001, issuable upon exercise of warrants
                            at $2.25 per share; 34,054 shares owned by four
                            other stockholders pursuant to voting trust; and
                            263,250 shares owned by Mantis V, L.L.C. pursuant
      NUMBER OF             to voting trust
      SHARES            ------------------------------------------------------
      BENEFICIALLY       6. SHARED VOTING POWER
      OWNED BY              271,285 shares held in family limited liability
      EACH                  company
      REPORTING         ------------------------------------------------------
      PERSON WITH        7. SOLE DISPOSITIVE POWER
                            1,546,392 shares and on 50,000 shares of common
                            stock, par value $.0001, issuable upon exercise
                            of warrants at $2.25 per share
                        ------------------------------------------------------
                         8. SHARED DISPOSITIVE POWER
                            271,285 shares held in family limited liability
                            company.
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,164,981 Shares
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES						[ ]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      66.3%
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------------------



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                                                              Page 3 of 6 Pages


ITEM 1(A).        NAME OF ISSUER.

                  Discas, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  567-1 South Leonard Street
                  Waterbury, Conn.  06708

ITEM 2(A).        NAME OF PERSON FILING.

                  The reporting person is Patrick A. DePaolo, Sr.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE,
                  RESIDENCE.

                  The address of the residence of  is Patrick A.
                  DePaolo, Sr.:

                         300 Argyle Road
                         Cheshire, CT

ITEM 2(C).        CITIZENSHIP.

                  Patrick A. DePaolo is a citizen of the United
                  States of America.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES.

                  Common Stock, par value $.0001 per share; warrants to purchase Common Stock, par value $.0001 per share, exercisable at $2.25/share .

ITEM 2(E).        CUSIP NUMBER.

                           254607104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable. This statement is filed pursuant to Rule 13d-1(c).


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                                                              Page 4 of 6 Pages



ITEM 4.  OWNERSHIP

         (a) Amount beneficially owned by reporting person as of May 6, 1997:

                                            2,164,981 shares

         (b)      Percent of Class:         66.3%

         (c)      Number of shares as to which such
                  person has (see notes):

                  (i)      Sole power to direct the vote:

                           1,546,392 shares and on 50,000 shares of common stock, par value $.0001 issuable upon conversion of warrants at $2.25 per share and 34,054 shares owned by four other stockholders pursuant to voting trust and 263,250 shares owned by Mantis V, L.L.C. pursuant to voting trust for a period of five years

                  (ii)     Shared power to vote or to
                           direct the vote:

                           271,285 shares held in family limited
                           liability company

                  (iii)    Sole power to dispose
                           or direct the
                           disposition of:

                           1,546,392 shares and on 50,000 shares of common stock, par value $.0001, issuable upon conversion of warrants at $2.25 per share

                  (iv)     Shared power to dispose or
                           direct the disposition of:

                           271,285 shares held in family limited
                           liability company

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.


         Filer has the right to vote 263,250 shares, representing 8.2% of the outstanding common stock, owned by Mantis V, L.L.C., pursuant to a voting trust agreement.

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                                                              Page 5 of 6 Pages




ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
         HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         Group includes filer and Pastanch, L.L.C., a Connecticut limited liability company.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.


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                                                              Page 6 of 6 Pages


                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        ----------------------------------
                                                     (Date)



                                            /s/ Patrick A. DePaolo, Sr.
                                        ----------------------------------
                                                   (Signature)



                                           /s/ Patrick A. DePaolo, Sr.
                                        ----------------------------------
                                                   (Name/Title)